

Günther Förg (b. 1952–2013)

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Günther Förg stopped making Spot Paintings a year after the Painting was completed. Of the eight Forg paintings Masterworks has acquired, four have been re-valued since their respective closings, averaging an implied gross change in value of +9.6%.

INVESTMENT THESIS

Initial Offering Price

$1,055,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales


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Price Appreciation of Similar Works

29.8%

Sharpe Ratio (2006-2022)	watch video
Günther Förg	Speculative
All Art	0.55
S&P 500	0.56

40% Progress

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Günther Förg

(b. 1952-2013)

Günther Förg (b. 1952, Füssen, Germany - d. 2013, Freiburg, Germany) was an influential German artist who pushed the boundaries of his artistic practice in painting, sculpture, and photography as an exploration of modernism and the avant-garde.

Painting







Artist Metrics

2021 Total Auction Sales	2021 Auction Lots Sold	All Time Record Price
$513,255	1	$1,722,638


Average Prices
513.3K
384.9K
256.6K
128.3K
10 11 12 13 14 15 16 17 18 19 20 21


Turnover by Year
11.2M
8.4M
5.6M
2.8M
10 11 12 13 14 15 16 17 18 19 20 21


Lots Auctioned
Sold
Unsold
62
46.5
31
15.5
10 11 12 13 14 15 16 17 18 19 20 21

Why we like this painting

- Günther Förg was a German contemporary artist known for pushing the boundaries of art in a variety of mediums.
- In a 2018 artnet News article, "Hauser & Wirth partner and vice president Marc Payot described Förg as 'a very important artist who is undervalued in comparison to other artists and painters.' He added that the gallery plans to take advantage of its global reach by contextualizing his work around the world, including in Asia and the US, where he is lesser known than in Europe."
- Our acquisitions team has reviewed almost 200 examples of work by Förg from around the world, some of which are priced in excess of $1 million. Of these 200 works, this is the eighth one we have selected to be offered on the Masterworks platform.
- The Painting is a large-scale example of the artist's critically acclaimed "Spot Painting" series. The "Spot Paintings" account for 6 out of the top 10 auction prices for the artist, making it one of the most desirable series within the artist's varied body of work.
- Förg's discovery of photographs of British artist Francis Bacon's studio may also have influenced the "Spot Paintings" series, as Bacon rubbed his brushes on his studio walls and doors to clean them, covering the studio with bright spots of color.
- In 2016, the previously held record price for the "Spot Paintings" was set at $386,105. However in 2019, after a major US retrospective "Gunther Forg: A Fragile Beauty" was exhibited at the Dallas Museum of Art, a new (current) record was set for the series at $1,220,000 – marking a significant shift in price for the series.
- The "Spot Paintings" are considered to be some of Günther Förg's most commercial works, and examples similar to the Painting which sold at auction in just the past year include: "Untitled" (2009), which sold for $945,000 in September 2022, "Ohne Titel" (2008), which sold for $1,159,41 in March 2022.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Initial Offering Price	**$1,055,000**
Offering Circular	sec.gov/edgar

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GÜNTHER

FÖRG

b. 1952 – d. 2013, GERMANY



Acrylic and oil on canvas | 79 × 95 in. (201 × 241 cm.)

Günther Förg was an important German artist who pushed the boundaries of his artistic practice in painting, sculpture, and photography as an exploration of modernism and the avant-garde.

$1,055,000
INITIAL OFFERING

29.8%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

12.1%
ANNUAL GROWTH OF RECORD PRICE[2]

15.0%
MEDIAN REPEAT SALE PAIR APPRECIATION[3]

The Painting is a characteristic, large-scale example from Günther Förg's "Spot Paintings" series, which was the artist's last major body of work completed before he became ill and stopped painting in 2009. Executed in 2008, the Painting features expressive, dynamic marks and swaths of color set against a neutral background, and is typical of works from the series. The "Spot Paintings" evolved from an extensive body of earlier paintings that featured more rigid, gridded structures into softened, more rhythmic and gestural marks that appear to float across the picture plane. Förg's discovery of photographs of British artist Francis Bacon's studio may also have influenced the series, as Bacon rubbed his brushes on his studio walls and doors to clean them, covering the studio with bright spots of color. The Painting celebrates some of the artist's primary thematic concerns, which centered on the intricacies of color, materiality, and space. Mikeal Andersen, a Danish gallerist, collector, and friend of the artist, crystallizes the importance of the "Spot Paintings," stating that the series "looked at the entire history of art — from Philip Guston to Munch and Rothko — and transformed it into a singular expression, undoubtedly his own." At roughly seven feet in height and about eight feet in width, the Painting is a large-format, immersive example from the series. "Spot Paintings" on canvas can range in size from approximately three feet in height and width to around thirteen feet in width. The "Spot Paintings" are considered to be some of Günther Förg's most celebrated and commercial works, and as of March 30, 2023, account for six of the artist's top ten auction records. Examples similar to the Painting in scale and composition have recently sold at auction, in excess of $800,000 and include: *Untitled* (2009), which sold for $ 945,000 at Sotheby's, New York, on September 30, 2022, *Ohne Titel* (2008), which sold for £869,500 ($1,159,417) at Phillips, London, on March 3, 2022, and *Untitled* (2007), which sold for £604,800 ($807,665) at Christie's, London. The Painting's scale, composition, and execution make it a commercial and desirable work by Günther Förg.

AS OF MARCH 30, 2023, EIGHT OF HIS CURRENT TOP TEN AUCTION RECORDS HAVE BEEN SET SINCE JANUARY 2019, AND SIX OF THESE RECORDS ARE HELD BY "SPOT" PAINTINGS.

Artworks by Günther Förg are held in some of the most important permanent collections in the world, including the Museum of Modern Art in New York, the San Francisco Museum of Modern Art, the Broad in Los Angeles, the Tate Modern in London, and the Louisiana Museum of Modern Art in Denmark, among many others. The artist's work has also been exhibited at Documenta IX, Kunstmuseum in Basel, Switzerland, the Tel Aviv Museum of Art, Israel, the Touko Museum of Contemporary Art in Tokyo, Japan, and many more. In 2018, Förg was the subject of a major retrospective, titled "Günther Förg: A Fragile Beauty" mounted by the Stedelijk Museum in Amsterdam, and which traveled to the Dallas Art Museum, which further heightened international interest and exposure to his work. The exhibit culminated in a presentation of the "Spot" Paintings, a vibrant series the artist explored in his late career, which has become recognized as the pinnacle of Förg's artistic exploration. The exhibition coincided with a concurrent presentation at Hauser & Wirth's Los Angeles gallery, which was the first dedicated exhibit of the artist's work in the city. In the wake of the aforementioned retrospective, prices for Förg's work have seen significant increase. As of February 28, 2023, eight of his current top ten auction records have been set since January 2019, and his top three auction records are led by: *Untitled* (1990), a twenty-two piece installation, which sold for £1,331,250 ($1,726,552) at Christie's, London on February 12, 2020, followed by *Untitled* (2007), a large scale "Spot" painting, which sold for $1,220,000 at Sotheby's, New York, on November 14, 2019, and *Sans Titre* (2008), another 'Spot" painting with a grey background, which sold for € 980,000 ($1,161,268) at Christie's, Paris on June 30th, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[4,5]


$1.4M
$1.1M
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$0.4M
2010
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2022

Günther Förg (b. 1952, Füssen, Germany - d. 2013, Freiburg, Germany) was an important German artist who pushed the boundaries of his artistic practice in painting, sculpture, and photography as an exploration of modernism and the avant-garde. Förg enrolled in the Academy of Fine Arts in Munich in 1973, where he studied until 1979. The following year, he received his first solo show at the Rüdiger Schöttle Gallery in Munich, where he showed a series of monochrome paintings. In the early 1980s, the Rüdiger Schöttle Gallery also presented exhibitions of a number of artists associated with the Cologne art scene, many of which have become successful artists in their own right, including Jenny Holzer, Thomas Struth and Thomas Ruff. In his decades-long artistic career that evolved over the subsequent decades, Förg explored a variety of media and pioneered a cross-disciplinary approach to his practice, with special attention to photography and painting. The organic evolution of his paintings was inspired by a dialogue with various art historical movements, including 20th Century Modernism and Abstract Expressionism. The artist passed away in 2013 at the age of 61, from a cancer-related illness. As of February 24, 2023, the artist's estate is represented by mega-gallery Hauser & Wirth.




Förg 08


Förg 08

IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for a particular artwork . The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Paintings by Günther Förg have a record price compound annual growth rate (“CAGR”) of 12.1% from May 8, 1990 to September 30, 2022. This calculation is based on (i) a record price of $35,000 on May 8, 1990 , the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $ 1,426,635 , the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist’s market over time. The median repeat sale pair appreciation for Günther Förg is 15.0%, which is based on 11 repeat sales during the time period beginning on the first purchase price date for the artist’s earliest repeat sales pair, which in the case of Günther Förg was May 27, 2006 and ending on the last date a repeat sale occurred for such artist, which in the case of Günther Förg was June 30, 2022. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

4. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

5. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Günther Förg with the following criteria: "Spot" paintings on canvas, executed between 2007 and 2009 that measure 50 inches by 50 inches to 120 inches by 120 inches. "Untitled" (2007), was excluded due to its atypical composition. The set of similar works includes one painting currently held in the Masterworks portfolio, Masterworks 084, LLC, an affiliate of the Company, purchased at Phillips, London, Post-War and Contemporary Art Day Sale, held on October 15, 2021 for £615,400 ($846,666). Where the auction house’s buyer’s premium was unavailable, the following buyer’s premiums were applied: 10% was applied to 'Sans Titre" (2007), which sold on December 2, 2020 at Millon & Associés SAS in Paris, “Ohne Titel (Untitled)" (2007), which sold on December 4, 2018 at Bruun Rasmussen in Copenhagen and "Komposition" (2007), which sold on October 4, 2010 at Bruun Rasmussen in Copenhagen. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised